UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated April 23, 2025 titled “GeoPark Announces First Quarter 2025 Operational Update”

ITEM 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES FIRST QUARTER 2025 OPERATIONAL UPDATE

STRONG PERFORMANCE THROUGH FOCUSED EXECUTION OF 2025 WORK PROGRAM

PROFITABLE AND SUSTAINABLE RESULTS

NEW EXPLORATION DISCOVERY IN THE LLANOS BASIN

Bogota, Colombia – April 23, 2025 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent energy company with over 20 years of successful operations across Latin America, announces its operational update for the three-month period ended March 31, 2025 (“1Q2025”).

The Company’s 1Q2025 operational update includes pro forma production and activity figures from four unconventional hydrocarbon blocks in Vaca Muerta, Argentina, the acquisition of which became effective on July 1, 2024, but has not closed and remains subject to regulatory approvals from the respective provincial governments. GeoPark continues to work diligently with its partner and regulatory authorities to complete the approval process.

GeoPark’s profitable, dependable, and sustainable platform continued to deliver in 1Q2025, supported by the focused execution of its 2025 Work Program. The Company’s strategic commitment to disciplined capital allocation, portfolio resilience and competitiveness has positioned GeoPark to manage the current lower Brent price environment and higher market volatility, while retaining the capability to pursue value-accretive growth.

Oil and Gas Production and Operations

•	1Q2025 pro-forma consolidated average oil and gas production of 36,279 boepd[1], (29,076 boepd excluding Vaca Muerta), exceeding the 2025 guidance of 35,000 boepd and reflecting solid delivery from core operated and non-operated assets

•	Production from the organic business was 8% lower than 4Q2024, primarily due to the operational suspension on January 8, 2025, of the Platanillo Block[2], and the divestiture of the Llanos 32 Block (GeoPark non-operated, 12.5% WI3), announced on March 31. These impacts were partially offset by solid workover results in the CPO-5 Block (GeoPark non-operated, 30% WI)

•	Production in Vaca Muerta reached a record of 17,358 boepd gross during February 2025

•	9 wells drilled and completed in 1Q2025 (including 4 wells drilled in Vaca Muerta)

•	New exploration discovery at the Currucutu-1 well in the Llanos 123 block, producing 1,360 bopd gross

Strong Operational Delivery Underpins Resilient and Profitable Business Model

•	Solid 1Q2025 production performance, exceeding base case guidance of 35,000 boepd, reflecting stable delivery across core operated and non-operated assets

•	Robust hedge position, protecting approximately 70% of expected 2025 pro forma production, including Vaca Muerta, with floors of between $68–70/bbl, mitigating downside price risk

•	Strong liquidity, with a cash position of $308 million[4] as of March 31, 2025, providing ample flexibility to manage potential volatility

•	Improved debt profile, following the successful issuance of our notes due 2030 and the repurchase of a significant portion of our notes due 2027, extending the average life of GeoPark’s debt to 4.6 years and significantly reducing near-term refinancing risk

1 Production data from Vaca Muerta is presented on a pro forma and informative basis. The acquisition has not closed and remains subject to regulatory approval.

2 GeoPark owns 100% of the shares in Amerisur Exploración Colombia Limited, which is the official contractor and operator of the block with a 100% WI.

3 Llanos 32 Block: GeoPark had a private WI of 25% in the Azogue field.

4 Unaudited and including $152.0 million withdrawn under an offtake and prepayment agreement with Vitol.

Llanos 34 Block: Secondary Recovery Underway

•	1Q2025 average production of 18,175 boepd net (40,389 boepd gross), down 6% from 4Q2024 and in line with expected decline rates. The decrease was partially offset by solid performance from 8 workovers and 5 upsizing/deepening jobs

•	Waterflooding projects contributed approximately 6,000 boepd gross, representing 15% of total block production. One new injector well began operation in April 2025

•	A new generation rig has been incorporated and has reached total depth on two wells in the 2025 infill drilling campaign after spudding the first well on March 29. The rig is 20% faster and saves 25% on drilling and completion costs versus similar wells drilled in 2024, equivalent to efficiencies of $1.1 million per well. With six wells in the campaign, total estimated savings are $6.6 million and estimated completion time is reduced by 18 days

CPO-5 Block: Successful Workover Campaign Results

•	1Q2025 average production reached 6,605 bopd net (22,017 bopd gross), up 3% from 4Q2024, driven by the successful workover campaign, and despite higher-than-planned downtime due to blockades in the Indico field

•	Workover campaign successfully executed in the Indico 3, 4, and 5 wells, contributing an additional 2,279 bopd gross

•	3D seismic surveys identified new prospective opportunities, which will be evaluated in the coming months, while merging with existing surveys continues to progress

Vaca Muerta: Another Production Record in 1Q2025

•	1Q2025 average production of 15,533 boepd gross[5] (reaching a record production of 17,358 boepd gross in February 2025)

•	Put on production of PAD-9 (three wells of 3,200m of lateral length each) and completed drilling of PAD-12 (four wells of 3,000m of lateral length each) at the Mata Mora Norte Block (GeoPark non-operated, 45% WI)

•	Initiated construction of the Central Processing Facility (CPF-2) to reach total treatment capacity of 40,000 bopd (expected by May 2026)

•	Duplicar Plus Pipeline started operations, securing 19,000 gross bopd of transportation capacity

Llanos Exploration: New Discovery and Record Quarterly Production

•	1Q2025 average production reached a record of 1,894 boepd net (3,787 boepd gross), driven by continued strong performance and stable output from new wells brought online in late 4Q2024 in the Llanos 123 Block (GeoPark operated, 50% WI). Following the recent Currucutu-1 discovery, current gross production has increased further to 4,940 boepd, marking a new milestone

•	Llanos 123 Block:

-	Drilled and completed Currucutu-1 exploration well during April 2025, finding 79 feet of net pay and currently producing 1,360 bopd gross with a 0.6% water cut

-	Tested Bisbita Oeste-1 well, currently producing 585 bopd gross

•	Llanos 87 Block (GeoPark operated, 50% WI):

-	Workover on the Zorzal Este-2 appraisal well was carried out in January 2025, delivering initial production over 450 bopd and currently averaging 285-300 bopd

Putumayo: Exploration Campaign Underway

•	PUT-8 Block[6]:

-	The Bienparado Norte-1 exploration well spudded in December 2024 and reached total depth in the first week of January 2025. After completing testing, the well was deemed dry

-	The Bienparado Sur-1 exploration well was put on production in March 2025, delivering 350 bopd during short-term testing. The well is currently shut in and under evaluation for a potential long-term testing request

Portfolio Optimization and Cost Efficiency

•	On March 31, 2025, GeoPark announced the divestiture of the non-core Llanos 32 Block in Colombia and the Manati gas field in Brazil, representing ~1,500 boepd in the 2025 work plan, further aligning the portfolio with high-impact, high-materiality assets

•	In parallel, the Company launched a targeted cost efficiency program expected to generate $5–7 million in annual OPEX and G&A savings through reductions in workforce, consultants, contractors, and other administrative expenses

5 Production data from Vaca Muerta is presented on a pro forma and informative basis. The acquisition has not closed and remains subject to regulatory approval.

6 GeoPark owns 100% of the shares in Amerisur Exploración Colombia Limited, which is the official contractor and operator of the block with 50% WI.

Upcoming Catalysts 2Q2025

•	Drilling 7 gross wells in Colombia and 4 gross wells in Argentina in 2Q2025, targeting conventional, unconventional, appraisal and exploration projects

•	Key projects include:

-	Llanos 34 Block: Drilling 6 infill wells in the Tigui area and continuing the workover campaign

-	Mata Mora Norte Block: Completing and putting on production 4 wells on PAD-12

-	Confluencia Sur Block (GeoPark non-operated, 50% WI): Spudding PAD-1 (4 wells of 3,000m lateral length each)

-	Llanos 123 Block: Drilling 1 appraisal well

-	Llanos 104 Block (GeoPark operated, 50% WI): Drilling 1 exploration well

Breakdown of Quarterly Production by Country

The following table shows production figures for 1Q2025, as compared to 1Q2024:

	1Q2025			1Q2024
	Total (boepd)	Oil (bopd)[a]	Gas (mcfpd)	Total (boepd)	% Change
Colombia	27,610	27,506	624	32,832	-16%
Ecuador	1,466	1,466	-	1,483	-1%
Brazil	-	-	-	893	-100%
Chile[b]	-	-	-	264	-100%
Total (As Reported)	29,076	28,972	624	35,473	-18%
Argentina[c]	7,203	6,784	2,517	-	-
Total Pro Forma (Including Argentina)	36,279	35,756	3,141	35,473	2%
a)	Includes royalties and other economic rights paid in kind in Colombia for approximately 4,869 bopd in 1Q2025. No royalties were paid in kind in Ecuador, Chile or Brazil. Production in Ecuador is reported before the Government’s production share of approximately 420 bopd.

b)	Divestment transaction closed in January 2024.

c)	Production data from Vaca Muerta is presented on a pro forma and informative basis. The acquisition has not closed and remains subject to regulatory approval.

Quarterly Production

(boepd)	1Q2025	4Q2024	3Q2024	2Q2023	1Q2024
Colombia	27,610	29,740	31,429	33,045	32,832
Ecuador	1,466	1,749	1,786	634	1,483
Brazil	-	-	-	1,212	893
Chile[a]	-	-	-	1,690	264
Total[b]	29,076	31,489	33,215	36,581	35,473
Oil	28,972	31,354	33,091	33,672	34,255
Gas	104	135	124	2,909	1,218
a)	Divestment transaction closed in January 2024.

b)	In Colombia, production includes royalties paid in kind, and in Ecuador it is shown before the Government’s production share.

Reporting Date for 1Q2025 Results Release, Conference Call and Webcast

GeoPark will report its 1Q2025 financial results on Wednesday, May 7, 2025, after market close.

GeoPark management will host a conference call on May 8, 2025, at 10:00 am (Eastern Daylight Time) to discuss the 1Q2025 financial results.

To listen to the call, participants can access the webcast located in the Invest with Us section of the Company’s website at www.geo-park.com, or by clicking below:

https://events.q4inc.com/attendee/757847686

Interested parties can join the conference call by using the following dial-in information:

United States Participants: +1 404-975-4839

Global Dial-In Numbers:

https://www.netroadshow.com/events/global-numbers?confId=72342

Passcode: 360481

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Invest with Us section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact:

INVESTORS:

Maria Catalina Escobar Shareholder Value and Capital Markets Director	mescobar@geo-park.com
Miguel Bello Investor Relations Officer	mbello@geo-park.com
Maria Alejandra Velez Investor Relations Leader	mvelez@geo-park.com

MEDIA:

Communications Department	communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Invest with Us” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentages included in this press release have not in all cases been calculated on the basis of such rounded amounts, but on the basis of such amounts prior to rounding. For this reason, certain percentages in this press release may vary from those obtained by performing the same calculations on the basis of the amounts in the financial statements. Similarly, certain other amounts included in this press release may not sum due to rounding.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including, drilling campaign, reductions in drilling completion time and costs, production guidance, closing of acquisition transaction and cost efficiency savings. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe
	Name:	Jaime Caballero Uribe
	Title:	Chief Financial Officer

Date: April 24, 2025